Angel Oak Capital Advisors, LLC
One Buckhead Plaza | 3060 Peachtree Rd. NW, Suite 500 | Atlanta, Georgia 30305

October 16, 2014

Angel Oak Funds Trust
One Buckhead Plaza
3060 Peachtree Rd. NW, Suite 500
Atlanta, Georgia 30305

RE:	Subscription for the Purchase of Shares of Beneficial Interest of the
Angel Oak Flexible Income Fund

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase shares of beneficial interest of the Angel Oak Flexible Income Fund (the “Fund”), a separate series of Angel Oak Funds Trust (the “Trust”), in the aggregate amount of $100,000 as the initial capital of the Trust as follows:  (i) 5,000 Class A shares at a net asset value of $10.00 per share for a total purchase of $50,000 of such Class A shares and (ii) 5,000 Institutional shares at a net asset value of $10.00 per share for a total purchase of $50,000 of such Institutional shares.

The undersigned acknowledges that such shares of the Trust are being purchased in accordance with Section 14 of the Investment Company Act of 1940, as amended, to establish the requisite net worth for the Trust for purposes of Section 14 and that such purchase is being made for investment purposes only and not for distribution purposes.

Very truly yours,

ANGEL OAK CAPITAL ADVISORS, LLC

/s/ Dory Black
Dory Black
General Counsel